                                                   -----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                     OMB Number:  3235-0145
                                                     Expires: November 30, 1999
                                                     Estimated average burden
                                                     hours per response....14.90
                                                    ----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                             INTEGRAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45810H107
                  -------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [X]   Rule 13d-1(b)
       [ ]   Rule 13d-1(c)
       [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

----------------------                                   -----------------------
 CUSIP NO.  45810H107                  13G                PAGE  2  OF  5  PAGES
----------------------                                   -----------------------


--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ashford Capital Management, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware Corporation
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                512,800
       NUMBER OF          ------------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ------------------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
         WITH                   512,800
                          ------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     512,800
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                             [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.43%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IA
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 pages

Item 1(a).  NAME OF ISSUER:  Integral Systems, Inc.
            --------------

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            -----------------------------------------------
            5000 Philadelphia Way, Suite A, Lanham, MD  20706

Item 2(a).  NAME OF PERSON FILING: Ashford Capital Management, Inc.
            ---------------------

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            -----------------------------------------------------------
            P.O. Box 4172, Wilmington, DE 19807

Item 2(c).  CITIZENSHIP: A Delaware Corporation
            -----------

Item 2(d).  TITLE OF CLASS OF SECURITIES:  Common Stock
            ----------------------------

Item 2(e).  CUSIP NUMBER:  45810H107
            ------------

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b),
            -------------------------------------------------------------------
            CHECK WHETHER THE PERSON FILING IS A:
            ------------------------------------

            (a) [ ] Broker or Dealer registered under Section 15 of the
                    Securities Exchange Act of 1934 (the "Act").

            (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

            (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Act.

            (e) [X] Investment Advisor registered under Section 203 of the
                    Investment Advisers Act of 1940.

            (f) [ ] Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

            (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)
                    (ii)(G); see Item 7.

            (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.     OWNERSHIP.
            ---------

            (a) Amount Beneficially Owned: 512,800** shares.

            (b) Percent of Class: 5.43%

            (c) Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote:
                            -512,800**-

                (ii)   shared power to vote or to direct the vote:
                               -0-

                (iii)  sole power to dispose or to direct the disposition of:
                            -512,800**-

                (iv)   shared power to dispose or to direct the disposition of:
                               -0-

**Reflects the Reporting Person's beneficial ownership as of December 31, 2000.

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            --------------------------------------------

            Not applicable.

                                Page 3 of 5 pages

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
            ---------------------------------------------------------------

            The shares reported by the Reporting Person, a registered investment adviser, are held in separate individual client accounts, three separate limited partnerships, and one separate commingled fund, the beneficial owners of which have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares. None of the individual client accounts or the limited partnerships individually holds 5% or more of the Issuer's Common Stock.

Item 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            ------------------------------------------------------------------
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            ------------------------------------------------------------

            Not applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
            ---------------------------------------------------------

            Not applicable.

Item 9.     NOTICE OF DISSOLUTION OF GROUP.
            ------------------------------

            Not applicable.

Item 10.    CERTIFICATION.
            -------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 4 of 5 pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                    ASHFORD CAPITAL MANAGEMENT, INC.

                                    By: /s/ THEODORE H. ASHFORD, III
                                       ----------------------------------
                                       Theodore H. Ashford, III
                                       President



February 13, 2001








                                Page 5 of 5 pages